EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions, except ratios)

		For the Six Months Ended	For the Years Ended December 31,
		June 30, 2010 (unaudited)	2009	2008	2007	2006	2005
	Earnings as defined:
	Income before income taxes, as reported	$658.6	$1,274.2	$1,615.1	$1,585.1	$1,381.7	$1,247.2
Add:	Dividends from affiliates	8.3	21.6	27.3	28.4	14.3	16.2
	Interest expense (a)	59.8	122.2	124.6	106.9	135.1	111.4
	Interest factor (re: rentals) (b)	69.7	147.5	163.6	165.0	155.2	157.6

	Total earnings	$796.4	$1,565.5	$1,930.6	$1,885.4	$1,686.3	$1,532.4

	Fixed charges as defined:
	Interest expense (a)	$59.8	$122.2	$124.6	$106.9	135.1	$111.4
	Interest factor (re: rentals) (b)	69.7	147.5	163.6	165.0	155.2	157.6

	Total fixed charges	$129.5	$269.7	$288.2	$271.9	290.3	$269.0

	Ratio of earnings to fixed charges	6.15x	5.80x	6.70x	6.93x	5.81x	5.70x

(a)	Interest expense includes interest on third-party indebtedness.

(b)	The interest factor related to rentals reflects the appropriate portion (one-third) of rental expense representative of an interest factor.